Exhibit (d)(4)

SUBSCRIPTION RIGHTS AGREEMENT

By and Between

PENNANTPARK FLOATING RATE CAPITAL LTD.

and

[            ]

This Subscription Rights Agreement (the “Agreement”) is made as of              between PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), and             , a [state] corporation (the “Subscription Agent”), and relates to the base prospectus included in the Registration Statement on Form N-2, File No. [            ] filed by the Company with the Securities and Exchange Commission on [                , 20 ], as amended by any amendment filed with respect thereto (the “Registration Statement”) and any supplemental prospectus (together with the base prospectus, the “Prospectus”). Capitalized terms not otherwise defined herein shall have the meanings given to them in the Subscription Certificate (as defined below).

WHEREAS, the Company proposes to make a subscription offer by issuing subscription certificates in the form designated by the Company (“Subscription Certificates”) to stockholders of record (the “Record Date Stockholders”) of its common stock, par value $0.001 per share (“Common Stock”), as of a record date specified by the Company (the “Record Date”) in the Prospectus, pursuant to which each Record Date Stockholder, or any transferee of a Record Date Stockholder (such Record Date Stockholders and transferees thereof, the “Rights Holders”) shall have certain rights (the “Rights”) to subscribe for shares of Common Stock, as described in and upon such terms as are set forth in the Prospectus, a final copy of which has been or, upon availability shall promptly be, delivered to the Subscription Agent; and

WHEREAS, the Company wishes the Subscription Agent to perform certain acts on behalf of the Company, and the Subscription Agent is willing to so act, in connection with the distribution of the Subscription Certificates and the issuance and exercise of the Rights, all upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements set forth herein, each of the parties agrees as follows:

1.	Appointment.

The Company hereby appoints the Subscription Agent to act as subscription and distribution agent in connection with the distribution of Subscription Certificates and the issuance and exercise of the Rights (the “Offering”) in accordance with the terms set forth in the Agreement, and the Subscription Agent hereby accepts such appointment.

2.	Form and Execution of Subscription Certificates.

Each Subscription Certificate shall be irrevocable and transferable upon the terms and conditions set forth in the Prospectus. The Subscription Agent shall maintain a register of Subscription Certificates and of the Rights Holders.

3.	Rights and Issuance of Subscription Certificates.

A.	Each Subscription Certificate shall evidence the Rights of the Rights Holders therein named to purchase Common Stock upon the terms and conditions therein set forth.

B.	Upon the written advice of the Company, signed by any of its duly authorized officers, as to the Record Date, the Subscription Agent shall, from a list of the Record Date

Stockholders to be prepared by the Subscription Agent, prepare and record Subscription Certificates in the names of such Record Date Stockholders, setting forth the number of Rights to subscribe for shares of Common Stock calculated on the basis of one Right for each [three (3)] shares of Common Stock recorded on the books in the name of each such Record Date Stockholder as of the Record Date. No fractional Rights shall be issued. Each Subscription Certificate shall be dated as of the Record Date and shall be executed manually or by facsimile signature of a duly authorized officer of the Subscription Agent.

C.	Upon receipt of such written advice, signed as aforesaid, as to the effective date of the Registration Statement, the Subscription Agent shall promptly countersign and deliver the Subscription Certificates, together with a copy of the Prospectus, instruction letter and any other documents as the Company deems necessary or appropriate, to all Record Date Stockholders with record addresses in the United States (including its territories and possessions and the District of Columbia). Delivery shall be by first class mail (without registration or insurance).

D.	The Subscription Agent shall mail a copy of the Prospectus, instruction letter, a special notice and such other documents as the Company may deem necessary or appropriate, if any, but not Subscription Certificates to Record Date Stockholders whose record addresses are outside the United States (including its territories and possessions and the District of Columbia) (“Foreign Record Date Stockholders”). Those Record Date Stockholders having a registered address outside the United States (who shall only receive copies of the Prospectus, instruction letter and such other documents as the Company may deem necessary or appropriate, if any) delivery shall be by air mail (without registration or insurance) or by first class mail (without registration or insurance) to those Record Date Stockholders having an APO or FPO address. The Rights to which such Subscription Certificates relate shall be held by the Subscription Agent for such Foreign Record Date Stockholders’ accounts until instructions are received to exercise, sell or transfer such Rights.

E.	The Subscription Agent shall perform their respective duties hereunder in accordance with the terms and provisions of the Fee and Service Schedule attached hereto as Exhibit B, and shall act at all times in accordance with the description of the offering and the Subscription Agent’ duties set forth herein and in the Prospectus.

4.	[Over-Subscription Privilege.

If any shares of Common Stock available for purchase pursuant to the Rights offering are not subscribed for by Rights Holders pursuant to the Basic Subscription, the Subscription Agent shall allot such shares to Rights Holders who have properly subscribed for such shares pursuant to an over-subscription privilege on the terms and subject to the conditions set forth in the Prospectus, including as to proration. In addition, any Rights Holder other than a Record Date Stockholder who exercises Rights is entitled to subscribe for any Remaining Shares that are not otherwise subscribed for by Record Date Stockholders pursuant to their over-subscription privilege, on the terms and subject to the conditions set forth in the Prospectus, including as to proration. We refer to these over-subscription privileges as the “Over-Subscription Privilege.”]

5.	Exercise.

A.	Rights Holders may acquire shares of Common Stock by delivery to the Subscription Agent no later than 5:00 pm on the Expiration Date, as defined below, or on any extended Expiration Date, of (i) a properly completed and duly executed Subscription Certificate and a money order or check or bank draft drawn on a bank or branch located in the United States and payable to “[PENNANTPARK FLOATING RATE CAPITAL LTD.]” for an amount equal to the number of shares of Common Stock subscribed for pursuant to the Basic Subscription [and the Over-Subscription Privilege] multiplied by the Estimated Subscription Price, each as defined in the Subscription Certificate (the “Exercise Price”); or (ii) a Notice of Guaranteed Delivery guaranteeing delivery of (A) a properly completed and duly executed Subscription Certificate and (B) a money order or check or bank draft drawn on a bank or branch located in the United States and payable to “[PENNANTPARK FLOATING RATE CAPITAL LTD.]” for an amount equal to the Exercise Price. Payment must be made in U.S. dollars. For the purposes of the Prospectus and this Agreement, “Business Day” shall mean any day on which trading is conducted on The NASDAQ Global Select Market.

B.	The Offering shall terminate, on such date as the Company shall designate to the Subscription Agent in writing (the “Expiration Date”). For the purpose of determining the time of the exercise of any Rights, delivery of any materials to the Subscription Agent shall be deemed to occur when such materials are received by the Subscription Agent specified in the Prospectus.

C.	Within ten Business Days following the Expiration Date (the “Confirmation Date”), the Subscription Agent shall send to each exercising Rights Holder (or, if rights are held by Cede & Co. or any other depository or nominee, to Cede & Co. or such other depository or nominee, as applicable) a confirmation showing (i) the number of shares purchased pursuant to the Basic Subscription; [(ii) the number of shares, if any, acquired pursuant to the Over-Subscription Privilege;] [(iii)] the per share and total purchase price for such shares; and [(iv)] any additional amount payable to the Company by such Rights Holder or any excess to be refunded by the Company to such Rights Holder, in each case based on the Subscription Price as determined on the Expiration Date, [along with a letter explaining the allocation of shares of Common Stock pursuant to the Over-Subscription Privilege, if applicable].

D.	Any additional payment required from an exercising Rights Holder must be received by the Subscription Agent within ten Business Days after the Confirmation Date and any excess payment to be refunded by the Company to an exercising Rights Holder shall be mailed by the Subscription Agent as promptly as practicable after the Confirmation Date and, in no event, later than ten Business Days after the Confirmation Date. If a Rights Holder does not make timely payment of any additional amounts due in accordance with this Section 4, the Subscription Agent shall consult with the Company in accordance with Section 5 as to the appropriate action to be taken. The Subscription Agent shall not issue shares of Common Stock for shares of Common Stock subscribed for until payment in full therefor has been received by the Subscription Agent, including clearance of checks and payment pursuant to Notices of Guaranteed Delivery.

E.	As soon as practicable after the exercise of any Rights and the clearance of the funds in payment of the Exercise Price, the Company shall issue to the Rights Holder in book entry form the number of full shares of Common Stock to which such holder is entitled upon exercise of the Rights, registered in such name or names as may be directed by him, her or it, and if the Rights Holder shall not have exercised all Rights held by such holder, a new Subscription Certificate for such number of Rights as were not exercised.

6.	Validity of Subscriptions.

Irregular, incomplete or unpaid subscriptions not otherwise covered by specific instructions herein shall be submitted to an appropriate officer of the Company and handled in accordance with his or her instructions. Such instructions shall be reasonably documented by the Subscription Agent indicating, among other things, the instructing officer and the date thereof.

7.	Delivery of Shares.

The Subscription Agent shall deliver Statements of Holding reflecting new shares of Common Stock purchased pursuant to the Basic Subscription [and, if applicable, those shares purchased pursuant to the exercise of the Over-Subscription Privilege] as soon as practicable after the Expiration Date, after all allocations have been effected and full payment for such shares has been received and cleared.

8.	Holding Proceeds of Rights Offering.

A.	All proceeds received by the Subscription Agent from Rights Holders in respect of the exercise of Rights pursuant to the Basic Subscription [and the Over-Subscription Privilege] shall be held by the Subscription Agent on behalf of the Company in a segregated account (the “Account”). Interest shall accrue for the benefit of the Company at and not for the benefit of the Subscription Agent or any Rights Holders, on funds held in the Account pending disbursement in the manner described in Section 4 above.

B.	The Subscription Agent shall deliver all proceeds received in respect of the exercise of Rights, other than those to be refunded to exercising Rights Holders pursuant to Section 4 above, to the Company as promptly as practicable, but in no event later than one Business Day after the Confirmation Date.

C.	The Company acknowledges that the bank accounts maintained by in connection with the services provided under this Agreement shall be in its name, in a segregated account and held in trust for the benefit of the Company.

9.	Reports.

Daily, during the period commencing on the date of mailing the Subscription Certificates until and including the Confirmation Date, the Subscription Agent shall report by telephone, facsimile or electronic mail to a designated representative(s) of the Company, as instructed by such designated representative, the following information:

(i)	the names of all Rights Holders exercising Rights pursuant to the Basic Subscription [and the Over-Subscription Privilege];

(ii)	the total number of Rights exercised by each Rights Holder during the immediately preceding day pursuant to the Basic Subscription [and the Over-Subscription Privilege];

(iii)	the total number of Rights verified to be in proper form for exercise, rejected for exercise and being processed, and all payments received in connection therewith;

(iv)	with respect to the Dealer Managers and each soliciting dealer, the number of Rights exercised on forms indicating the Dealer Manager or such soliciting dealer, as the case may be, as the broker-dealer with respect to such exercise; and

(v)	such other information as may be reasonably requested by the Company or such designated representative;

The Subscription Agent shall report by telephone, facsimile or electronic mail, as instructed by such designated representative, not later than 5:00 p.m., New York City time, on the first business day following the Expiration Date, (i) the total number of Rights exercised by each Rights Holder pursuant to the Basic Subscription [and the Over-Subscription Privilege and shares of Common Stock related thereto], (ii) the total number of Rights verified to be in proper form for exercise, rejected for exercise and being processed, and all payments received in connection therewith, (iii) with respect to the Dealer Managers and each soliciting dealer, the number of Rights exercised on forms indicating the Dealer Manager or such soliciting dealer, as the case may be, as the broker-dealer with respect to such exercise, and (iv) any such other information as may be reasonably requested by the Company or such designated representative.

In addition, the Subscription Agent shall perform the services set forth in Exhibit A.

10.	Loss or Mutilation.

If any Subscription Certificate is lost, stolen, mutilated or destroyed, the Subscription Agent may, on such terms as will serve to indemnify and protect the Company and the Subscription Agent as the Subscription Agent may in its reasonable discretion impose on the relevant Rights Holder (which shall, in the case of a mutilated Subscription Certificate, include the surrender and cancellation thereof), issue a new Subscription Certificate to such Rights Holder of like denomination in substitution for the Subscription Certificate so lost, stolen, mutilated or destroyed.

11.	Compensation for Services.

The Company agrees that it shall pay to the Subscription Agent compensation for their respective services hereunder in accordance with the Fee and Service Schedule attached hereto as Exhibit B. The Company further agrees that it shall reimburse the Subscription Agent for its reasonable out-of-pocket expenses incurred in the performance of its respective duties as such; provided, however, that the Company shall not be required to reimburse the Subscription Agent for any such expenses incurred which exceed $[            ] in the aggregate without its prior written consent.

12.	Instructions, Indemnification and Limitation of Liability.

The Subscription Agent undertakes the respective duties and obligations imposed by this Agreement upon the following terms and conditions:

A.	The Subscription Agent shall be entitled to rely upon any instructions or directions furnished to it by an officer of the Company listed on the attached Schedule A (an “Appropriate Officer”). Without limiting the generality of the foregoing or any other provision of this Agreement, each Agent, in connection with its duties hereunder, shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack thereof of any instruction or direction from an Appropriate Officer of the Company and which such Agent reasonably believes to be genuine.

B.	The Company shall indemnify the Subscription Agent and its partners, directors, officers, managers, employees, attorneys and representatives against, and hold them harmless from, all liability and expense for any claim, action, suit, proceeding or investigation (each, a “Claim”) against any such party that arises out of or in connection with the services described in this Agreement to be performed by the Subscription Agent or the instructions or directions furnished to the Subscription Agent relating to this Agreement by an Appropriate Officer of the Company; provided that the Company shall not be so obligated for any liability or expense (i) which shall arise out of the gross negligence, bad faith or willful misconduct of the Subscription Agent or the partners, directors, officers, managers, employees, attorneys or representatives of the Subscription Agent or (ii) for any liability or expense arising out of a settlement of any Claim unless such settlement has been made with the prior written consent of the Company.

Promptly after the receipt by the Subscription Agent of notice of any Claim, the Subscription Agent shall notify the Company thereof in writing. In no case shall the Company be liable under this Section 12 to the extent it is materially prejudiced by failure of any indemnified party to deliver prompt notice of any Claim. The Company shall be entitled to participate at its own expense in the defense of any Claim, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any Claim. For the purposes of this Section 12, the term “liability and expense” shall include all reasonable costs and expenses, including, but not limited to, reasonable counsel fees (including one local counsel, if necessary) and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

C.	The Subscription Agent shall at all times act in good faith and agree to use its commercially reasonable efforts to insure the accuracy of all services provided under this Agreement and shall indemnify and hold the Company and its subsidiaries and other affiliates and their respective partners, directors, officers, managers, employees, attorneys and representatives harmless from and against any and all liability and expenses directly or indirectly arising out of or in connection with the services described in this Agreement to be performed by the Subscription Agent or the instructions or directions furnished to the Subscription Agent relating to this Agreement by an Appropriate Officer of the Company; provided that the Subscription Agent shall not be so obligated for any liability or expense which shall arise out of the gross negligence, bad faith or willful misconduct of the Company or the partners, directors, officers, managers, employees, attorneys or representatives of the Company.

13.	Assignment/Delegation.

A.	Except as provided in Section 14 below, neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by any party without the prior written consent of the other party.

B.	The Subscription Agent may, without further consent on the part of the Company, subcontract with other party for such systems, processing, telephone and mailing services and post-exchange activities as may be required from time to time; provided, however, that (i) the Subscription Agent shall be as fully responsible to the Company for the acts and omissions of any subcontractor in the same manner and to the same extent as it is for its own acts and omissions, and (ii) no such subcontracting shall relieve the Subscription Agent of any of its obligations hereunder.

14.	Relationship/Third Party Beneficiaries.

This Agreement does not constitute an agreement for a partnership or joint venture among the parties. The Subscription Agent shall act hereunder as agent of the Company solely to the limited extent set forth in this Agreement, but shall not assume any fiduciary duties to, or have any rights, power or authority on behalf of, the Company or any of its affiliates, equity holders or creditors or of any other person or entity not expressly set forth in this Agreement. Any duties of the Subscription Agent arising out of its engagements pursuant to this Agreement shall be owed solely to the Company. No party shall make any commitments with third parties that are binding on any other party without such other party’s prior written consent, and none of the Subscription Agent, employees, or representatives or contractors of the Subscription Agent shall be deemed to be employees of the Company or any of its affiliates.

Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement is intended or shall be construed to give any rights, benefits, remedies or claims under or by reason of this Agreement or any part thereof to anyone other than the Subscription Agent and the Company, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Subscription Agent and the Company.

15.	Force Majeure.

In the event any party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, terrorist acts, equipment or transmission failure or damage reasonably beyond its control or other cause reasonably beyond its control, such party shall not be liable for damages to any other party resulting from such failure to perform or otherwise from such causes. Performance under this Agreement shall resume when the affected party or parties are able to perform substantially its or their duties.

16.	Consequential Damages.

No party to this Agreement shall be liable to any other party for any consequential, indirect, penal, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, penal, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

17.	Severability.

If any provision of this Agreement shall be held invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

18.	Captions.

The captions and descriptive headings herein are for the convenience of the parties only. They do not in any way modify, amplify, alter or give full notice of the provisions hereof.

19.	Confidentiality.

A.	Under this Agreement, each party shall have access to certain confidential information belonging to the other party, which information shall include nonpublic information pertaining to the disclosing party, its parent, subsidiaries, affiliates, employees, customers, representatives and vendors (including without limitation information furnished prior to the date of this Agreement) furnished by or on behalf of the disclosing party or its representatives to the receiving party, directly or indirectly, by any means (“Confidential Information”).

B.	Each of the parties acknowledges that except as necessary for any party to perform its respective obligations under the Agreement: (i) all Confidential Information is confidential; (ii) all Confidential Information is proprietary to the disclosing party; (iii) it shall keep all Confidential Information confidential and shall not disclose the same; (iv) it shall use Confidential Information only as required by this Agreement; (v) it shall not create a list or other compilation containing any Confidential Information for any purpose other than to perform its obligations under this Agreement; and (vi) except as expressly provided for herein, it shall not provide, directly or indirectly, the Confidential Information to any other person or entity for any purpose.

C.	Each of the parties acknowledges that this Agreement shall be filed by the Company as an exhibit to the Registration Statement and that the contents of this Agreement will be accessible to the public.

D.	In the event that any party receives a request or becomes legally compelled to disclose any Confidential Information belonging to any other party, such party shall provide the other party with prompt notice of such request (provided such notice is not otherwise prohibited by applicable law or court order) and shall disclose only that portion of the Confidential Information that it is legally obligated to disclose.

20.	Term and Termination.

The Agreement shall remain in effect until the earlier of (i) thirty (30) days after the Expiration Date; (ii) it is terminated by the Company, on the one hand, or the Subscription Agent with respect to the service provided by such Subscription Agent, on the other, upon a material breach of this Agreement by the other which remains uncured for fifteen (15) days after written notice of such breach has been provided to such other party; or (iii) thirty (30) days’ written notice has been provided by the Company, on the one hand, or the Subscription Agent, on the other. Upon termination of the Agreement, the Subscription Agent shall retain a copy of all canceled Subscription Certificates and related documentation as required by applicable law; all documentation and information related to the services performed under the Agreement shall be promptly delivered to the Company.

21.	Notices.

Until further notice in writing by any party hereto to the other parties, all written reports, notices and other communications between any Subscription Agent, on the one hand, and the Company, on the other, required or permitted hereunder shall be delivered or mailed by first class mail, postage prepaid, facsimile or overnight courier guaranteeing next day delivery, addressed as follows:

If to the Company, to:

PENNANTPARK FLOATING RATE CAPITAL LTD.

590 Madison Ave.

15th Floor

New York, NY 10022

ATTN: Chief Financial Officer

With a copy (which shall not constitute notice) to:

DECHERT LLP

1775 I Street, NW

Washington, DC 20006

Attn: Thomas J. Friedman

If to the Subscription Agent, to:

22.	Survival.

The provisions of Paragraphs 8, 12, 19, 24-28 shall survive any termination, for any reason, of this Agreement.

23.	Merger of Agreement.

This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersedes any prior agreement with respect to the subject matter hereof, whether oral or written.

24.	Amendment.

No term or provision of this Agreement may be amended, changed, altered or modified except by written instrument executed by the each of the parties to this Agreement.

The Subscription Agent may, without the consent or concurrence of the Rights Holders in whose names Subscription Certificates are registered but with the prior written consent of the Company, by supplemental agreement or otherwise, make any change or correction in a Subscription Certificate that it shall have been advised by counsel (who may be counsel for the Company) is appropriate to cure any ambiguity or to correct any defective or inconsistent provision or clerical omission or mistake or manifest error therein or herein contained, and which shall not be inconsistent with the provisions of the Subscription Certificate except insofar as any such change may confer additional rights upon the Rights Holder.

25.	Extension; Waiver.

At any time, each of the party hereto may, to the extent legally allowed, (i) extend the time for, or waive, the performance of any of the covenants, obligations or agreements of the other parties hereto, (ii) waive any inaccuracies or breaches in the representations and warranties contained herein or in any certificate delivered by another party pursuant hereto or (iii) waive compliance with any of the conditions of another party contained in this Agreement. Any agreement on the part of any of the parties hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed by the party or parties against whom such extension or waiver is to be enforced. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or as a waiver of any other term or condition, of this Agreement. The failure of any of the parties hereto to assert any of its rights under this Agreement shall not constitute a waiver of such rights or any other rights.

26.	Jurisdiction.

Each of the parties hereto: (i) irrevocably and unconditionally submits to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, The City of New York, in any action arising out of or relating to this Agreement, (ii) agrees that all claims in respect of the action may be heard and determined in any such court and (iii) agrees not to bring any action arising out of or relating to this Agreement in any other court.

In any such action, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise, any claims that it is not subject to the jurisdiction of the above court, that such action is brought in an inconvenient forum or that the venue of such action is improper. Each of the parties hereto also agrees that any final and nonappealable judgment against a party hereto in connection with any action shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

Without limiting the foregoing, each party hereto agrees that service of process on such party at the address provided in Section 24 shall be deemed effective service of process on such party.

27.	Waiver of Jury Trial.

Each of the parties hereto irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

28.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

29.	Counterparts.

This Agreement may be executed in one or more counterparts (including by facsimile or electronic transmission), each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:

Title:

[SUBSCRIPTION AGENT]

By:

Title:

EXHIBIT A

ADDITIONAL SERVICES

TO BE PERFORMED BY SUBSCRIPTION AGENT

•	Advance Review of Offering Materials—Review and comment on all Offering materials in advance of final printing and dissemination.

•	Financial Printer—Work directly with the financial printer, providing format suggestions and delivery instructions.

•	Financial Public Relations—Assist in the preparation and placement of advertisements/tombstones in newspapers (at prevailing market rates).

•

Bank and Broker Communications and Mailings—Survey the bank and brokerage communities to obtain material requirements and to ensure that they are aware of the Offering. Coordinate the mailing of the Offering materials to them for forwarding to their beneficial owners.

•	Registered Holder Mailings—Coordinate the mailing of the Offering materials to registered holders.

•

Incoming Telephone Calls—Set up a toll-free telephone number to enable security holders and their advisors to call with questions. Keep a record of all incoming calls and notify the appropriate individual at the Company upon the receipt of calls outside the normal course.

•	Outgoing Telephone Calls—As requested by the Company, initiate follow-up calls to a targeted group of security holders in order to maximize participation in the Offering.

•	Depositary Communications—Initiate and maintain communications with the Company’s Depositary and the reorganization departments of bank and brokerage firms to monitor the progress of the Offering.

•

Progress Updates—Inform the Company of security holder comments and reactions to the Offering, and gauge the expected level of participation in the Offering. Track shifts in the ownership of shares through the use of Depository Trust Company (DTC) listings and analyze those shifts.